UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

tERRAfORM pOWER, INC.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

88104R100
(CUSIP Number)

Eric M. Albert
BlueMountain Capital Management, LLC
280 Park Avenue, 12th Floor
New York, New York 10017
212-905-5647
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88104R100	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS BlueMountain Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 9,119,934
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 9,119,934

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,119,934
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IA

(1)	The percentage set forth in Row 11 of this Cover Page is based on a total of 91,280,208 shares of Class A Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of April 21, 2016, based on information provided by the Issuer on May 6, 2016.

CUSIP No. 88104R100	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS Blue Mountain Credit Alternatives Master Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,471,200
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,471,200

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,471,200
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1% (1)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	The percentage set forth in Row 11 of this Cover Page is based on a total of 91,280,208 shares of Class A Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of April 21, 2016, based on information provided by the Issuer on May 6, 2016.

CUSIP No. 88104R100	13G	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer

TerraForm Power, Inc.

(b)	Address of Issuer’s principal executive offices

7550 Wisconsin Avenue, 9th Floor

Bethesda, Maryland 20814

Item 2.

(a)	Name of person filing

This Schedule 13G is being filed on behalf of BlueMountain Capital Management, LLC (“BMCM”) and Blue Mountain Credit Alternatives Master Fund L.P. (“BMCA” and, together with BMCM, the “Reporting Persons”) with respect to the shares of Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), of TerraForm Power, Inc., a Delaware corporation (the “Issuer”). The Reporting Persons previously filed on Schedule 13D with respect to the securities reported herein, but now are filing on Schedule 13G because the Reporting Persons now hold the securities reported herein for investment in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the Issuer, nor in connection with, or as a participant in, any transaction having such purpose of effect.

BMCM acts as investment manager to, and exercises investment discretion with respect to the Class A Common Stock directly owned by, the following entities:

(i)	BMCA, a Cayman Islands exempted limited partnership, with respect to the 6,471,200 shares of Class A Common Stock directly owned by it;

(ii)	BlueMountain Foinaven Master Fund L.P., a Cayman Islands exempted limited partnership, with respect to the 672,929 shares of Class A Common Stock directly owned by it;

(iii)	BlueMountain Guadalupe Peak Fund L.P., a Delaware limited partnership, with respect to the 255,029 shares of Class A Common Stock directly owned by it;

(iv)	BlueMountain Logan Opportunities Master Fund L.P., a Cayman Islands exempted limited partnership, with respect to the 450,721 shares of Class A Common Stock directly owned by it;

(v)	BlueMountain Montenvers Master Fund SCA SICAV-SIF, an investment company with variable capital organized as a specialized investment fund in the form of a corporate partnership limited by shares under the laws of Luxembourg, with respect to the 740,502 shares of Class A Common Stock directly owned by it;

(vi)	BlueMountain Kicking Horse Fund L.P., a Cayman Islands exempted limited partnership, with respect to the 183,369 shares of Class A Common Stock directly owned by it; and

(vii)	BlueMountain Timberline Ltd., a Cayman Islands exempted limited company, with respect to the 346,184 shares of Class A Common Stock directly owned by it.

The filing of this statement should not be construed as an admission that BMCM is, for the purpose of Section 13 of the Act, the beneficial owner of the Class A Common Stock reported herein.

(b)	Address or principal business office or, if none, residence

280 Park Avenue, 12th Floor, New York, New York 10017

(c)	Citizenship

See Row 4 of each Cover Page.

CUSIP No. 88104R100	13G	Page 5 of 6 Pages

(d)	Title of class of securities

Class A Common Stock, par value $0.01 per share

(e)	CUSIP No.

88104R100

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.  Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

BMCM expressly declares that this filing shall not be construed as an admission that it is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

Item 5.  Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with, or as a participant in, any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 88104R100	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: May 16, 2016

BLUEMOUNTIN CAPITAL MANAGEMENT, LLC

By:	/s/ ERIC M. ALBERT
Eric M. Albert, Chief Compliance Officer

Blue Mountain Credit Alternatives master Fund L.P.
By: Blue Mountain CA Master Fund GP, Ltd.

By:	/s/ ANDREW FELDSTEIN
Andrew Feldstein, Director